LAREDO PETROLEUM HOLDINGS, INC.

15 W. SIXTH STREET, SUITE 1800

TULSA, OKLAHOMA 74119

November 28, 2011

Mr. H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Mail Stop 4628
Washington, D.C. 20549-3561

Re:                               Laredo Petroleum Holdings, Inc.

Amendment No. 2 to Registration Statement on Form S-1

File No. 333-176439

Filed November 14, 2011

Dear Mr. Schwall:

Set forth below are the responses of Laredo Petroleum Holdings, Inc., a Delaware corporation (“we” or the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated November 22, 2011 with respect to Amendment No. 2 (“Amendment No. 2”) to the Company’s Form S-1 initially filed with the Commission on August 24, 2011, File No. 333-176439 (the “Registration Statement”).  Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”).  For your convenience, we have also hand delivered three copies of this letter, Amendment No. 3, and Amendment No. 3 marked to show all changes made since the filing of Amendment No. 2.

Each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.  All references to page numbers and captions correspond to Amendment No. 3, unless otherwise indicated.

Amendment No. 2 to Registration Statement on Form S-1

General

1.                                       We note your response to prior comment one from our letter to you dated November 1, 2011.  Please note that we may have further comments after reviewing the items and information that you have not yet provided.

Response:                                        We have made every attempt to comply with or undertake to comply with such prior comment.  Additionally, we have filed Exhibits 1.1 and 5.1 with Amendment No. 3 and provided the price range of the offering.

Business, page 85

Proved Undeveloped Reserves, page 96

2.                                       We note your response to prior comment four from our letter dated November 1, 2011.  Please expand your disclosure under this section to describe the ways in which in your scheduled development expenditures changed between the December 31, 2010 and June 30, 2011 estimates and to explain the reasons for these changes.

Response:                                        We have revised the Registration Statement accordingly.  Please see page 99.

Laredo Petroleum Financial Statements

Notes to the combined financial statements, December 31, 2010, 2009 and 2008, page F-51

Note G — Income taxes, page F-70

3.                                       We note your response to prior comment eight from our letter dated November 1, 2011.  Expand the disclosure here, and in the critical accounting policies and estimates section of your MD&A, to explain your basis for concluding it is more likely than not that your deferred tax assets will be realized.  The revised disclosure should be similar to, but not necessarily as detailed as, the information provided in your response.

Response:                                        We have revised the Registration Statement accordingly.  Please see pages 83, F-70 and F-71.

We hereby acknowledge the Staff’s comments with respect to requesting the acceleration of the effectiveness of the Registration Statement and undertake to comply with the Staff’s request.

If you have any questions or comments concerning these responses, please call Kenneth E. Dornblaser, our General Counsel, at (918) 513-4570 or Christine B. LaFollette at Akin Gump Strauss Hauer & Feld LLP at (713) 220-5896.

Sincerely,

Laredo Petroleum Holdings, Inc.

By:	/s/ Kenneth E. Dornblaser
Kenneth E. Dornblaser
Senior Vice President & General Counsel

cc:                                 Mark Wojciechowski

Brad Skinner

Norman von Holtzendorff

Christine B. LaFollette, Akin Gump Strauss Hauer & Feld LLP

G. Michael O’Leary, Andrews Kurth LLP